Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-203607
November 22, 2016

OVERSTOCK.COM, INC.

Overstock.com, Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-3 (File No. 333-203607) (the “Registration Statement”), which became effective on December 9, 2015. On November 14, 2016 the Company filed a prospectus supplement (the “Prospectus Supplement”) with the SEC relating to the Registration Statement.

On November 21, 2016, CoinDesk published an article, the full text of which appears below. The article was not prepared or reviewed by the Company, any of its affiliates or any offering participant prior to publication. None of the Company, its affiliates, or any offering participant made any payment or gave any consideration to CoinDesk in connection with the article.

The statements in the article do not qualify any of the information, including the risk factors, set forth in the Registration Statement and the Prospectus Supplement.  Statements in the article that are not attributed directly to a Company spokesperson represent the author’s or others’ views and are not endorsed or adopted by the Company or any offering participant.  Statements in the article that are attributed directly to a Company spokesperson or to Dr. Patrick Byrne were not intended and should not be considered as offering material.  Statements in the article about what the Company or any of its subsidiaries will or may do are all subject to and qualified by any description of any such matters in the Prospectus Supplement, and the Company disclaims any such statements to the extent they are inconsistent with the information in the Registration Statement and the Prospectus Supplement and the information in any of the Company’s filings under the Securities Exchange Act of 1934, as amended.  The Company specifically disclaims all statements in the article about the number of shares of preferred stock expected to be offered, all statements in the article about when trading in the securities is expected to begin, all statements in the article about SEC approval of anything, the implication in the article that the costs the Company reported related to the offering were incurred in Q3 2016, and all statements about the nature of the Company’s relationship to Keystone Capital Corporation. You should rely solely on the information in the Registration Statement, the prospectus included therein, and the Prospectus Supplement, including the risk factors described therein, in evaluating any offer by the Company.

Overstock Could Raise $30 Million With Blockchain Stock Offering

Michael del Castillo (@DelRayMan) | Published on November 21, 2016 at 14:05 GMT

A discreet website with a domain that’s difficult to decipher is currently in the process of making financial history.

For the past week, anyone who entered ‘kccbd.t0.com’ into a web browser would be prompted to create an account with Keystone Capital Corporation, “powered by tØ”. Far from jibberish, the site is the point of entry to a first-of-its kind blockchain-powered security offering.

Unveiled last year, tØ is a product of Overstock’s Medici division aimed at cutting out financial sector middlemen by moving the post-trade process to a shared, distributed ledger.

While many details of the effort are being kept behind a closed veil of secrecy during the so-called “silent period”, Overstock has confirmed that the very first subscriptions have already been received.

The company told CoinDesk:

“Because we’re in the middle of the offering/subscription period, we can’t provide numbers, or insight into how it’s being received. We can say the system is up and running and people are subscribing.”

Fortunately for industry professionals looking to glean insight into the process (and maybe even learn from it for their own efforts), Overstock is a publicly traded firm and much of the process is being documented for investors to follow.

Just last week, Overstock launched its rights offering designed to let existing investors purchase shares of its preferred stock, including shares to be issued using tØ’s blockchain technology, according to an SEC filing.

These blockchain shares will trade exclusively on the registered alternative trading system using blockchain technology, and will reach a maximum price of $15.68 per share.

A document titled “Blockchain Voting Series A Preferred Stock” details the exact nature of the offering. In total, 2 million shares of Series A preferred stock are expected to be offered, though that number may change. This is an increase of 1 million shares over an earlier document.

Based on the SEC filing that established the maximum price of $15.68, the broker-dealer will receive a $1.25 fee for each share sold, resulting in proceeds for Overstock of $14.43. At that rate, if all 2 million shares are sold, that would result in a maximum fundraise of $31.36m, with $28.86m proceeds for Overstock.

The subscription period will end on 6th December, while trading itself is expected to begin 15th December, exactly one year after the SEC approved Overstock’s plans to offer securities on a blockchain.

The high price of disruption

Also notable is that in SEC documents published the day before Overstock launched its subscription period, the online retailer revealed exactly how much the work has cost.

The breakdown across multiple categories puts into perspective an earlier report that the company was losing money on the venture at a rapid rate.

Earlier this month, Overstock reported a $3m pretax loss for the third quarter of this year. We now know that Overstock spent $2.5m in expenses related specifically to the rights offering.

Specifically, $1.9m was spent on legal fees and expenses, $260,000 was spent on accounting fees an expenses and $76,000 was spent on printing and engraving, among other expenses.

The support network

Though Overstock is footing the bill, it is not pulling off the offering alone.

Shares and interest of the stock will be transferred through the record holder’s account with a designated broker-dealer using an alternative trading system registered with the Securities and Exchange Commission (SEC).

The system itself is operated by PRO Securities LLC, a broker-dealer registered with the SEC and partially owned by Overstock.

In September, tØ revealed its partnership with Keystone Capital Corporation to provide brokerage services support, and earlier this month, Overstock announced that Source Capital Group would serve as a dealer-manager.

Overstock has committed to paying Source Capital 8.0% of the proceeds, consisting of a 6.0% commission, a 1.8% non-accountable expense fee and an out-of-pocket accountable expense allowance of 0.2%, according to an SEC filing.

Bullish stocks

With speculation about the potential impact of blockchain on the post-trade market still in overdrive, Overstock’s stock recently broke its 52-week high.

The stock reached a peak of $17.96 a share, according to an Equities.com report, making the e-commerce company valued at $463m.

While it can be difficult to tie such surges to any particular event, that hasn’t keep market observers from weighing in.

Earlier this month, a Seeking Alpha analyst brushed off Overstock’s value and barely even registered the blockchain technology development as worth mentioning.

Then, yesterday, another Seeking Alpha analyst wrote that Overstock was “oozing value”, adding that its “blockchain investments depend of future cash flows.”

Overstock CEO Patrick Byrne on the other hand, is not hedging his bets.

In the SEC document, Byrne concluded:

“Issuing history’s first public blockchain security is to the world of finance what Chuck Yeager breaking the sound barrier was to aviation. This is the start of a new age for global capital markets.”

Overstock.com, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Prospectus Supplement dated November 14, 2016, and other documents that Overstock.com, Inc. has filed with the SEC for more complete information about Overstock.com, Inc. and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Overstock.com, Inc. will arrange to send you the prospectus if you request it by calling 1-801-947-5409.